Exhibit 99.3

KPMG LLP Chartered Accountants 600 de Maisonneuve Blvd. West Suite 1500 Montréal, Québec H3A 0A3	Telephone Fax Internet	((514) 840-2100(514) 840-2187 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Canadian National Railway Company

We consent to the incorporation by reference of our Report of Independent Registered Public Accounting Firm dated February 9, 2011 with respect to the consolidated balance sheets of Canadian National Railway Company as at December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our Report of Independent Registered Public Accounting Firm dated February 9, 2011 on the effectiveness of internal control over financial reporting as of December 31, 2010, in this annual report on Form 40-F of Canadian National Railway Company for the year ended December 31, 2010.

We also consent to the incorporation by reference of such reports in the registration statements (No. 333-163862, No. 333-163860, No. 333-131856, No. 333-71270, No. 333-53420, No. 333-53422 and No. 333-59337) on Form S-8 of Canadian National Railway Company.

/s/ KPMG LLP
Chartered Accountants

Montréal, Canada
February 9, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.